QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MIDLAND STATES BANCORP, INC.,

SENTINEL ACQUISITION, LLC

AND

CENTRUE FINANCIAL CORPORATION

DATED AS OF JANUARY 26, 2017

INDEX OF DEFINED TERMS

Acquiror	1
Acquiror Articles of Incorporation	59
Acquiror Bank	3
Acquiror Benefit Plan	59
Acquiror Board	59
Acquiror Bylaws	60
Acquiror Capital Stock	60
Acquiror Capitalization Date	28
Acquiror Common Stock	60
Acquiror Disclosure Schedules	66
Acquiror Equity Award	60
Acquiror ERISA Affiliate	60
Acquiror Evaluation Date	30
Acquiror Financial Statements	30
Acquiror Preferred Stock	28
Acquiror SEC Reports	60
Acquiror Series G Preferred Stock	5
Acquiror Series H Preferred Stock	5
Acquiror Share Trading Price	60
Acquiror Shareholder Approval	60
Acquiror Shareholders' Meeting	42
Acquiror Stock Issuance	60
Acquiror Stock Plans	60
Acquisition Proposal	61
Adjusted Equity	6
Affiliate	61
Agreement	1
Available Cash	3
Available Shares	4
Bank Merger	3
Bank Merger Agreement	3
Borrowing Affiliate	36
Business Day	61
Cash Electing Company Share	3
Cash Election	3
Cash Election Amount	3
Certificate of Merger	2
CIC Payment	48
Closing	2
Closing Date	2
Code	1
Common Stock Merger Consideration	61
Company	1
Company Adverse Recommendation	39
Company Bank	3
Company Benefit Plan	61
Company Board	61
Company Bylaws	61
Company Capital Stock	61

v

Company Capitalization Date	12
Company Certificate of Incorporation	61
Company Common Stock	1
Company Disclosure Schedules	66
Company Employees	37
Company Equity Award	61
Company ERISA Affiliate	62
Company Evaluation Date	14
Company Financial Statements	14
Company Investment Securities	25
Company Loans	16
Company Material Contract	21
Company Permitted Exceptions	16
Company Preferred Stock	1
Company Restricted Shares	10
Company SEC Reports	62
Company Stock Certificates	7
Company Stock Option	10
Company Stock Plans	62
Company Stockholder Agreements	22
Company Stockholder Approval	23
Company Stockholders' Meeting	39
Confidentiality Agreement	35
Contemplated Transactions	62
Contract	62
Control, Controlling or Controlled	62
Covered Employees	47
CRA	62
Deposit Insurance Fund	62
Derivative Transactions	62
Determination Date	54
DGCL	63
Dissenting Shares	5
Dissenting Stockholder	5
DLLCA	63
DOL	63
Effective Time	2
Election Deadline	9
Election Form Record Date	8
Environment	63
Environmental Laws	63
ERISA	63
Exchange Act	63
Exchange Agent	7
Exchange Fund	7
Exchange Ratio	4
Excluded Shares	63
FDIC	63
Federal Reserve	63
Final Acquiror Market Value	54
Final Index Price	54

Form of Election	8
GAAP	63
Hazardous Materials	63
Indemnified Party	42
Index	54
Index Ratio	54
Initial Acquiror Market Value	54
Initial Index Price	54
Intangible Assets	63
Internal Control Over Financial Reporting	14
IRS	63
IRS Guidelines	46
Joint Proxy Statement	63
Knowledge	64
Legal Requirement	64
Letter of Transmittal	7
made available	67
Mailing Date	8
Material Adverse Effect	64
Measurement Date	6
Merger	1
Merger Sub	1
Minimum Equity	6
Mixed Consideration Electing Company Share	4
Mixed Election	4
Mixed Election Cash Consideration	4
Mixed Election Share Consideration	4
NASDAQ Rules	64
New Plans	47
Non-Electing Company Share	4
Old Plans	48
Order	64
Ordinary Course of Business	64
OREO	64
PBGC	65
Per Share Value	3
Person	65
Premium Cap	43
Previously Disclosed	67
Proceeding	65
Pro-Rated Cash Amount	3
Pro-Rated Share Amount	4
Registration Statement	65
Regulatory Authority	65
Remaining Cash Amount	4
Remaining Share Amount	4
Representative	65
Requisite Regulatory Approvals	65
Schedules	66
SEC	65
Securities Act	65

Series B Exchange Ratio	5
Series B Merger Consideration	5
Series B Preferred Stock	1
Series D Exchange Ratio	5
Series D Merger Consideration	5
Series D Preferred Stock	1
Share Electing Company Share	4
Share Election	3
Share Election Amount	4
Subsidiary	65
Superior Proposal	65
Surviving Company	2
Tax	66
Tax Return	66
Termination Date	53
Termination Fee	55
Total Payments	48
Transition Date	66
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of January 26, 2017, by and among Midland States Bancorp, Inc., an Illinois corporation ("Acquiror"), Sentinel Acquisition, LLC, a Delaware limited liability company ("Merger Sub"), and Centrue Financial Corporation, a Delaware corporation (the "Company").

RECITALS

        A.    The boards of directors of Acquiror and the Company and the sole member of Merger Sub have each approved, and the board of directors of the Company has declared advisable, this Agreement and the merger of the Company with and into Merger Sub (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby: (i) each issued and outstanding share of Common Stock, par value $0.01 per share, of the Company ("Company Common Stock"), other than any Excluded Shares, will be converted into the right to receive the Common Stock Merger Consideration; (ii) each issued and outstanding share of Preferred Stock, no par value per share, of the Company (the "Company Preferred Stock") designated as Series B Preferred Stock (the "Series B Preferred Stock"), other than any Excluded Shares, will be converted into the right to receive the Series B Merger Consideration, and (iii) each issued and outstanding share of Company Preferred Stock designated as Fixed Rate Non-Voting Perpetual Non-Cumulative Preferred Stock, Series D (the "Series D Preferred Stock"), other than any Excluded Shares, will be converted into the right to receive the Series D Merger Consideration.

        B.    The parties intend that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), and that this Agreement be, and hereby is adopted as, a "plan of reorganization" within the meaning of Sections 354 and 361 of the Code.

        C.    Contemporaneously with the execution and delivery of this Agreement, and as a material inducement to Acquiror to enter into this Agreement, certain stockholders of the Company are entering into an agreement with Acquiror, pursuant to which such stockholders will agree to take certain actions in furtherance of the Merger (the "Voting Agreement").

        D.    The parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by this Agreement and to prescribe certain conditions to the Merger.

AGREEMENTS

        In consideration of the foregoing premises, which are incorporated herein by this reference, and the mutual representations, covenants and agreements of the parties herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

Article 1

THE MERGER; BANK MERGER

        Section 1.1    The Merger.    Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the DLLCA, the Company shall be merged with and into Merger Sub at the Effective Time. Following the Effective Time, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving limited liability company (the "Surviving Company") and shall succeed to and assume all the rights and obligations of Merger Sub and the Company in accordance with the DGCL and the DLLCA.

        Section 1.2    Closing.    The closing of the Merger (the "Closing") shall occur at 10:00 a.m., Chicago, Illinois time, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois, on the later to occur of (i) May 31, 2017 and (ii) the date that is five (5) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the "Closing Date"). Subject to Article 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

        Section 1.3    Effective Time.    The Merger shall become effective when a Certificate of Merger (the "Certificate of Merger"), executed by Merger Sub in accordance with the relevant provisions of the DGCL and the DLLCA, is duly filed with the Secretary of State of the State of Delaware, or at such later time as Merger Sub and the Company shall agree and is specified in the Certificate of Merger (the "Effective Time"). The filing of the Certificate of Merger shall be made as soon as practicable on the Closing Date after the satisfaction or waiver of the conditions set forth in Article 8 and Article 9.

        Section 1.4    Effects of the Merger.    The Merger shall have the effects set forth in the DGCL, the DLLCA and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Company, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Company.

        Section 1.5    Organizational Documents; Officers.

          (a)   At the Effective Time, the certificate of formation of Merger Sub shall be the certificate of formation of the Surviving Company, until thereafter changed or amended as provided therein or permitted by applicable law.

          (b)   The limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter changed or amended as provided therein or by applicable law.

          (c)   The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

        Section 1.6    Bank Merger.    Immediately following the Merger, or at such later time as Acquiror may determine in its sole discretion, Centrue Bank (the "Company Bank"), an Illinois state chartered bank and wholly owned Subsidiary of the Company, will merge with and into Midland States Bank ("Acquiror Bank"), an Illinois state chartered bank and wholly owned Subsidiary of Acquiror (the "Bank Merger"). Acquiror Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Company Bank shall cease. In connection with the execution and delivery of this Agreement, Acquiror Bank and the Company Bank intend to enter into an agreement and plan of merger substantially in the form attached hereto as Exhibit A (such agreement, the "Bank Merger Agreement"). Prior to the Effective Time, Acquiror shall cause Acquiror Bank, and the Company shall cause the Company Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger.

 Article 2

CONVERSION OF SECURITIES IN THE MERGER

        Section 2.1    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the holder of any shares of capital stock of Acquiror, Merger Sub or the Company:

          (a)    Conversion of Company Common Stock.

              (i)  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, with respect to which an election to receive only cash (a "Cash Election") has been effectively made and not revoked or lost pursuant to Section 2.4 (each, a "Cash Electing Company Share") shall be converted into the right to receive Twenty-Six Dollars and Seventy-Five Cents ($26.75), subject to adjustment pursuant to Section 2.1(g) (the "Per Share Value"), without interest; provided, however, that if: (x) the sum of (A) the product of the number of Cash Electing Company Shares and the Per Share Value and (B) the product of the number of Mixed Consideration Electing Company Shares and the Mixed Election Cash Consideration (such sum being the "Cash Election Amount") exceeds (y) an amount equal to the Per Share Value, multiplied by 0.35, multiplied by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, other than Excluded Shares (the "Available Cash"), then each Cash Electing Company Share shall instead be converted into the right to receive (I) an amount in cash, without interest, equal to the quotient (rounded to the nearest hundredth of a cent) determined by dividing (X) an amount equal to the Available Cash minus the product of the Mixed Election Cash Consideration and the number of Mixed Consideration Electing Company Shares, by (Y) the number of Cash Electing Company Shares (such fraction being the "Pro-Rated Cash Amount") and (II) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the product (rounded to the nearest ten-thousandth of a share) of (X) the Exchange Ratio and (Y) one (1) minus the quotient obtained by dividing the Pro-Rated Cash Amount by the Per Share Value;

             (ii)  each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, with respect to which an election to receive only Acquiror Common Stock (a "Share Election") has been effectively made and not revoked or lost pursuant to Section 2.4 (each, a "Share Electing Company Share") shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to: (x) the Per Share Value; divided by (y) Thirty-Five Dollars and Eighteen Cents ($35.18), rounded to the nearest ten-thousandth of a share (the "Exchange Ratio"); provided, however, that if: (A) the sum of (I) the product of the number of Share Electing Company Shares and the Exchange Ratio and (II) the product of the number of Mixed Consideration Electing Company Shares and the Mixed Election Share Consideration (such sum being the "Share Election Amount") exceeds (B) an amount equal to the Exchange Ratio, multiplied by 0.65, multiplied by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, other than Excluded Shares (the "Available Shares"), then each Share Electing Company Share shall instead be converted into the right to receive (X) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the quotient (rounded to the nearest ten-thousandth of a share) determined by dividing (p) an amount equal to the number of Available Shares minus the product of the Mixed Election Share Consideration and the number of Mixed Consideration Electing Company Shares, by (q) the number of Share Electing Company Shares (such fraction being the "Pro-Rated Share Amount"), and (Y) an amount in cash, without interest, equal to the product (rounded to the nearest hundredth of a cent) of (p) the Per Share Value and (q) one (1) minus the quotient obtained by dividing the Pro-Rated Share Amount by the Exchange Ratio;

            (iii)  each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, with respect to which an election to receive Acquiror Common Stock and cash (a "Mixed Election") has been effectively made and not revoked or lost pursuant to Section 2.4 (each, a "Mixed Consideration Electing Company Share") shall be converted into the right to receive: (x) an amount in cash equal to (A) the Per Share Value, multiplied by (B) 0.35, rounded to the nearest hundredth of a cent, without interest (the "Mixed Election Cash Consideration") and (y) a number of validly issued, fully paid and nonassessable shares of Acquiror Common Stock equal to (A) the Exchange Ratio, multiplied by (B) 0.65, rounded to the nearest ten-thousandth of a share (the "Mixed Election Share Consideration"); and

            (iv)  each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, with respect to which no Cash Election, Share Election or Mixed Election has been properly made and not revoked or lost pursuant to Section 2.4 (each, a "Non-Electing Company Share") shall be converted into the right to receive (x) an amount in cash, without interest, equal to the quotient (rounded to the nearest hundredth of a cent) determined by dividing (A) the amount, if any, by which (I) the Available Cash exceeds (II) the aggregate amount of cash (excluding cash payable in lieu of fractional shares) payable in respect of Cash Electing Company Shares, Share Electing Company Shares and Mixed Consideration Electing Company Shares (the amount of such excess, if any, the "Remaining Cash Amount"), by (B) the number of Non-Electing Company Shares, and (y) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the quotient (rounded to the nearest ten-thousandth of a share) determined by dividing (A) the amount, if any, by which (I) the number of Available Shares exceeds (II) the aggregate number of shares (including fractional shares that would otherwise be payable in cash) deliverable in respect of Cash Electing Company Shares, Share Electing Company Shares and Mixed Consideration Electing Company Shares (the amount of such excess, if any, the "Remaining Share Amount"), by (B) the number of Non-Electing Company Shares;

  provided, in each case, that no fractional shares of Acquiror Common Stock shall be issued in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Section 2.1(a) shall instead be entitled to receive an amount in cash, without interest, rounded to the nearest whole cent, determined by multiplying the Acquiror Share Trading Price by the fractional share (rounded to the nearest ten-thousandth of a share) of Acquiror Common Stock to which such former holder would otherwise be entitled. For the avoidance of doubt, the Exchange Ratio shall be 0.7604, except to the extent an adjustment thereto is required pursuant to Section 2.1(h) or as a result of an adjustment to the Per Share Value pursuant to Section 2.1(g).

          (b)    Conversion of Series B Preferred Stock.    Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, shall be converted into the right to receive one (1) (the "Series B Exchange Ratio") validly issued, fully paid and nonassessable share (the "Series B Merger Consideration") of a newly created series of Acquiror Preferred Stock having such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders of Series B Preferred Stock than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series B Preferred Stock immediately prior to the Effective Time, taken as a whole (the "Acquiror Series G Preferred Stock").

          (c)    Conversion of Series D Preferred Stock.    Each share of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, shall be converted into the right to receive one (1) (the "Series D Exchange Ratio") validly issued, fully paid and nonassessable share (the "Series D Merger Consideration") of a newly created series of Acquiror Preferred Stock having such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders of Series D Preferred Stock than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series D Preferred Stock immediately prior to the Effective Time, taken as a whole (the "Acquiror Series H Preferred Stock").

          (d)    Cancellation of Excluded Shares.    Each Excluded Share, including any shares of Company Common Stock or Company Preferred Stock held in the Company's treasury, shall be cancelled and no consideration will be issued or paid in exchange therefor.

          (e)    No Effect on Limited Liability Company Interests of Merger Sub.    The Merger shall have no effect on the issued and outstanding limited liability company interests of Merger Sub, which shall remain outstanding as limited liability company interests of the Surviving Company.

          (f)    Shares of Dissenting Stockholders.    Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock or Company Preferred Stock held by a Person (a "Dissenting Stockholder") who has not voted in favor of or consented to the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of such shares to require appraisal of their Shares ("Dissenting Shares") shall not be converted into the right to receive the Common Stock Merger Consideration, Series B Merger Consideration or Series D Merger Consideration, as applicable, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its shares of Company Common Stock or Company Preferred Stock shall be deemed to be converted as of the Effective Time into the right to receive the Common Stock Merger Consideration, Series B Merger Consideration or Series D Merger Consideration, as applicable for each such share, without interest, subject to the terms of this Article 2. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Acquiror prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, and shall give Acquiror the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Acquiror, make any payment with respect to, or settle or offer to settle, any such demands.

          (g)    Adjustment of Per Share Value.    If the Adjusted Equity of the Company as of the close of business on the Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to Acquiror and the Company (such date, the "Measurement Date"), is less than $125.9 million (the "Minimum Equity"), then the Per Share Value shall be reduced by an amount equal to (i) Twenty-Six Dollars and Seventy-Five Cents ($26.75), multiplied by (ii) the amount of such shortfall, divided by (iii) the Minimum Equity, rounded to the nearest hundredth of a cent. For purposes of this Agreement, "Adjusted Equity" means, as of any date, the total stockholders' equity of the Company as of such date, calculated on a consolidated basis and in accordance with GAAP and adjusted to exclude: (i) any transaction expenses required to be incurred or accrued by the Company as a result of the Contemplated Transactions, including any fees payable to financial advisors, legal counsel and accountants, (ii) any accounting charges, solely to the extent taken at the written request of Acquiror subsequent to the date of this Agreement and not otherwise required to be incurred or taken pursuant to applicable Legal Requirements, GAAP or the terms of this Agreement; and (iii) any change in the value of the deferred tax assets, net, of the Company from the value of the deferred tax assets, net reflected in the Company's audited financial statements for the year ended December 31, 2016, in each case calculated on a consolidated basis and in accordance with GAAP, but solely to the extent such change results from any change in federal corporate income tax rates subsequent to December 31, 2016. On the Measurement Date, the Company shall deliver to Acquiror a certificate, signed by the chief financial officer of the Company, dated the Closing Date, setting forth a copy of the Company's balance sheet as of the Measurement Date and a calculation of the Adjusted Equity, which certificate and calculation shall be subject to review and approval by Acquiror.

          (h)    Adjustment of Exchange Ratios.    If, between the date of this Agreement and the Effective Time, the outstanding shares of Acquiror Common Stock or Company Capital Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio, the Series B Exchange Ratio or the Series D Exchange Ratio, as applicable, shall be adjusted appropriately to provide the holders of Company Common Stock and Company Preferred Stock the same economic effect as contemplated by this Agreement prior to such event.

        Section 2.2    Cancellation of Shares.    At the Effective Time, all shares of Company Common Stock and Company Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and any certificates (it being understood that any reference herein to a "certificate" shall be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock or Company Preferred Stock) that represented Company Common Stock or Company Preferred Stock immediately prior to the Effective Time shall be deemed for all purposes to represent only the right to receive, upon surrender thereof, the Common Stock Merger Consideration, Series B Merger Consideration or Series D Merger Consideration, as applicable, the subject to the terms of this Agreement.

        Section 2.3    Exchange of Certificates.

          (a)   Acquiror shall designate a Person, reasonable acceptable to the Company, to serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the "Exchange Agent") and Acquiror shall execute and deliver an exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent. At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock and Company Preferred Stock for exchange in accordance with this Article 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1, (ii) the aggregate cash consideration payable pursuant to Section 2.1, including the amount of cash payable in lieu of fractional shares; (iii) sufficient cash for payment of any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.3(c); (iv) a number of shares of Acquiror Series G Preferred Stock and Acquiror Series H Preferred Stock equal to the aggregate Series B Merger Consideration and Series D Merger Consideration deliverable pursuant to Section 2.1; and (v) sufficient cash for the payment of the Company equity awards as required to pursuant to Section 2.5. Such amount of cash and shares of Acquiror Common Stock, Acquiror Series G Preferred Stock and Acquiror Series H Preferred Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the "Exchange Fund"."

          (b)   As promptly as reasonably practicable after the Effective Time, but in no event later than five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock, Series B Preferred Stock or Series D Preferred Stock ("Company Stock Certificates") a letter of transmittal ("Letter of Transmittal"), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of Company Stock Certificates pursuant to this Agreement.

          (c)   After the Effective Time, there shall be no transfers on the stock transfer books of the Company. No dividends or other distributions declared with respect to Acquiror Common Stock, Acquiror Series G Preferred Stock or Acquiror Series H Preferred Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate that previously represented shares of Company Common Stock or Company Preferred Stock until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article 2. Promptly after the surrender of a Company Stock Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock, Acquiror Series G Preferred Stock or Acquiror Series H Preferred Stock into which the shares of Company Common Stock or Company Preferred Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate that previously represented shares of Company Common Stock or Company Preferred Stock shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock or Acquiror Preferred Stock into which such holder's Company Common Stock shall have been converted.

          (d)   Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company one (1) year after the Effective Time shall be paid to the Surviving Company, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Company, or its successors in interest, for issuance and payment of the Common Stock Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders' shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock), Series B Merger Consideration or Series D Merger Consideration, as applicable. Notwithstanding the foregoing, none of the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock or Company Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (e)   If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by Acquiror or the Exchange Agent, the posting by such person of a bond in such amount as Acquiror or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, Acquiror shall, or shall cause the Exchange Agent to, deliver to such person the Common Stock Merger Consideration (including cash in lieu of fractional shares deliverable in respect of such stockholders' shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock), Series B Merger Consideration or Series D Merger Consideration, as applicable, into which the shares represented by such lost Company Stock Certificate shall have been converted, subject to the terms of and in accordance with this Article 2.

        Section 2.4    Election Procedures.

          (a)   Each person who, on or prior to the Election Deadline, is a record holder of shares of Company Common Stock other than Excluded Shares shall be entitled to specify the number of such holder's shares of Company Common Stock with respect to which such holder makes a Cash Election, a Share Election or a Mixed Election.

          (b)   Acquiror shall prepare a form of election (the "Form of Election") in form and substance reasonably acceptable to the Company. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to any Company Stock Certificates shall pass, only upon proper delivery of the Form of Election and any Company Stock Certificates in accordance with Section 2.3. The Company shall mail the Form of Election on a date to be mutually agreed by Acquiror and the Company that is not more than forty-five (45), nor less than thirty (30) days, prior to the anticipated Closing Date or such other date as Acquiror and the Company shall mutually agree (the "Mailing Date") to all persons who are record holders of shares of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the "Election Form Record Date"). The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Share Election or a Mixed Election. The Company shall use its reasonable best efforts to make the Form of Election available as may be reasonably requested from time to time by all persons who become record holders of shares of Company Common Stock during the period between the Election Form Record Date and the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for Acquiror and the Exchange Agent to perform as specified herein.

          (c)   Any holder's election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., local time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as Acquiror and the Company may agree) (the "Election Deadline"), a Form of Election properly completed and signed and accompanied by: (i) Company Stock Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Company Certificates as set forth in such Form of Election from a firm that is an "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Company Stock Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery);or (ii) in the case of book-entry shares, any additional documents required by the procedures set forth in the Form of Election. After a Cash Election, a Share Election or a Mixed Election is properly made with respect to any shares of Company Common Stock, no further registration of transfers of such shares of Company Common Stock shall be made on the stock transfer books of the Company, unless and until such Cash Election, Share Election or Mixed Election is properly revoked.

          (d)   Acquiror and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline may, upon mutual agreement of Acquiror and the Company, be similarly delayed to a subsequent date, and Acquiror and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

          (e)   Any Cash Election, Share Election or Mixed Election may be revoked with respect to all or a portion of the shares of Company Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections, Share Elections and Mixed Elections

  shall automatically be revoked if this Agreement is terminated in accordance with its terms. If a Cash Election, Share Election or Mixed Election is revoked, the shares as to which such election previously applied shall be treated as Non-Electing Company Shares unless a contrary election is properly made by the holder within the period during which elections are permitted to be made pursuant to Section 2.4(c). Company Stock Certificates will not be returned to holders in the event an election is revoked unless the holder so requests.

          (f)    Subject to the terms of this Agreement and the Form of Election, the reasonable, good-faith determination of the Exchange Agent (or the joint determination of Acquiror and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections, Mixed Elections and Share Elections shall have been properly made or revoked pursuant to this Section 2.4 (and to disregard any immaterial defects in the Forms of Election) and as to when Cash Elections, Mixed Elections, Share Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Acquiror and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.1(a), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Acquiror (subject to the consent of the Company, not to be unreasonably withheld), make any rules as are consistent with this Section 2.4 for the implementation of the Cash Elections, Mixed Elections and Share Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections, Mixed Elections and Share Elections. None of Acquiror, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election.

        Section 2.5    Company Equity Awards.

          (a)    Company Stock Options.    The Company shall take all necessary actions so that, at the Effective Time, each option to purchase shares of Company Common Stock granted under the Company Stock Plans (each, a "Company Stock Option"), whether vested or unvested, shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly after the Effective Time a cash payment in respect of such cancellation from the Company in an amount, without interest, equal to: (i) the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option and (y) the excess, if any, of the Per Share Value over the exercise price per share of Company Common Stock subject to such Company Stock Option; minus (ii) all applicable federal, state and local Taxes required to be withheld by the Surviving Company. In connection with the cash out of the Company Stock Option, the Company shall require the holder of such options to execute a stock option cancellation agreement prior to payment of such consideration.

          (b)    Restricted Shares.    The Company shall take all necessary actions so that all shares of Company Common Stock that are subject to vesting or other risks of forfeiture pursuant to awards granted under the Company Stock Plans ("Company Restricted Shares") vest on the date on which the Effective Time occurs, immediately prior to the Effective Time. Such shares shall be considered outstanding for all purposes of this Agreement, including, if applicable, the right to receive the Common Stock Merger Consideration in accordance with this Article 2.

          (c)    Restricted Stock Units.    The Company shall take all necessary actions so that all restricted stock units granted under the Company Stock Plans will vest on the date on which the Effective Time occurs, immediately prior to the Effective Time, and shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly after the Effective Time a cash payment for each such restricted stock unit equal to the Per Share Value.

 Article 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as Previously Disclosed, the Company hereby represents and warrants to Acquiror and Merger Sub as follows:

        Section 3.1    Company Organization.    The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Company Certificate of Incorporation and Company Bylaws and all amendments thereto set forth in the Company SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. The Company has no subsidiary other than the subsidiaries listed on Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

        Section 3.2    Company Subsidiary Organizations.    The Company Bank is an Illinois state chartered bank duly organized, validly existing and in good standing under the laws of the state of Illinois and is a member of the Federal Reserve System. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Company Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has made available to Acquiror true, complete and correct copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are in full force and effect as of the date of this Agreement.

        Section 3.3    Authorization; Enforceability.    The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its stockholders. The Company Board has directed this Agreement be submitted to the Company's stockholders for adoption at a duly held meeting of such stockholders and has resolved to recommend that the Company's stockholders vote in favor of the adoption of this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors' rights generally and subject to general principles of equity.

        Section 3.4    No Conflict.    Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) except as listed on Schedule 3.4, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under, any Company Material Contract, except (in case of clause (c)) for such contraventions, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Illinois State Department of Financial and Professional Regulation, Division of Banking and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications; (iv) the filing with the SEC of the Joint Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; and (vi) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Acquiror Common Stock and Acquiror Preferred Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

        Section 3.5    Company Capitalization.

          (a)   The authorized capital stock of the Company consists exclusively of: (i) 215,000,000 shares of Company Common Stock, of which 6,513,694 shares (none of which are Company Restricted Shares) were issued and outstanding as of January 25, 2017 (the "Company Capitalization Date"); and (ii) 200,000 shares of Company Preferred Stock, (x) 1,092 of which are designated as Series B Preferred Stock, 209 of which are issued and outstanding as of the date hereof, and (y) 2,636 of which are designated as Series D Preferred Stock, 2,635.5462 of which are issued and outstanding as of the date hereof. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been validly issued and are fully paid and nonassessable, and none of such shares were issued in violation of, or without compliance with, any preemptive rights.

          (b)   As of the Company Capitalization Date, no shares of Company Capital Stock were reserved for issuance except for: (i) 332 shares of Company Common Stock reserved for issuance in connection with Company Stock Options; (ii) 1,945.6434 shares of Company Common Stock reserved for issuance in connection with certain deferred compensation benefits payable pursuant to the Director Deferred Plan and the Executive Deferred Plan (each as defined in Section 5.7 below); and (iii) 33,321.1543 shares of Company Common Stock reserved for issuance pursuant to outstanding restricted stock units granted under the Company Stock Plans. The Company has, with respect to each Dividend Period (as defined in the Certificate of Designations for the Series D Preferred Stock), declared and paid in full the full amount of the dividend payments contemplated by the Certificate of Designations for the Series D Preferred Stock, in each case within 5 Business Days after the applicable Dividend Payment Date (as defined in the Certificate of Designations for the Series D Preferred Stock). As of the date of this Agreement, except as set forth in Section 3.5(a) and this Section 3.5(b), no shares of Company Capital Stock or options, warrants or other securities convertible into or exercisable or exchangeable for shares of Company Capital Stock are issued, reserved for issuance or outstanding (other than shares of Company Common Stock issuable upon exercise of Company Stock Options outstanding as of the Company Capitalization Date).

          (c)   Schedule 3.5(c) sets forth a list of each equity-based award outstanding as of the Company Capitalization Date, including the exercise price of each Company Stock Options. Since the Company Capitalization Date, the Company has not: (i) issued or repurchased any shares of Company Common Stock or Company Preferred Stock or other equity securities of the Company, other than in connection with the exercise of Company Equity Awards that were outstanding on the Company Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Company Stock Plan; or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or Company Preferred Stock, or any other equity-based awards. From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Stock Plan.

          (d)   None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Company Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the date hereof, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of the Company or any of its Subsidiaries have been declared, set aside, made or paid to the stockholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

        Section 3.6    Company Subsidiary Capitalization.    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the

Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

        Section 3.7    Company SEC Reports; Financial Statements and Reports; Regulatory Filings.

          (a)   The Company has timely filed all Company SEC Reports since January 1, 2015, and all such Company SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder that are applicable to the Company. The Company SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Company SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports. No Subsidiary of the Company is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

          (b)   The financial statements presented (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Company SEC Reports (collectively, the "Company Financial Statements") are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the date hereof, Crowe Horwath LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

          (c)   The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. The Company maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed by the Company in reports that the Company is required to file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures. As of December 31, 2016, to the Knowledge of the Company, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

          (d)   The Company and its consolidated Subsidiaries have established and maintained a system of internal control over financial reporting (within the meaning of Rule 13a-15 and Rule 15d-15 under the Exchange Act) ("Internal Control Over Financial Reporting"). The Company's certifying officers have evaluated the effectiveness of the Company's Internal Control Over Financial Reporting as of the end of the period covered by the most recently filed quarterly report on Form 10-Q of the Company under the Exchange Act (the "Company Evaluation Date"). The Company presented in such quarterly report the conclusions of the certifying officers about the effectiveness of the Company's Internal Control Over Financial Reporting based on their evaluations as of the Company Evaluation Date. Since the Company Evaluation Date, there have been no changes in the Company's Internal Control Over Financial Reporting that have materially affected, or are reasonably likely to materially affect, the Company's Internal Control Over Financial Reporting. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (e)   The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since October 23, 2015, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on the Company and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

          (f)    To the Knowledge of the Company, there has not been any event or occurrence since April 15, 2015 that would result in a determination that the Company Bank is not an eligible depository institution as defined in 12 C.F.R. §303.2(r).

        Section 3.8    Books and Records.    The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company's business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

        Section 3.9    Properties.

          (a)   Schedule 3.9 lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

          (b)   The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, Previously Disclosed interbank credit facilities or any transaction by the Company Bank acting in a fiduciary capacity, or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker's compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic's and materialmen's liens for construction in progress and workmen's, repairmen's, warehousemen's and carrier's liens arising in the Ordinary Course of Business of the Company or the Company Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company's Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the "Company Permitted Exceptions"). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

        Section 3.10    Loans; Loan Loss Reserve.

          (a)   Each loan, loan agreement, note, lease or other borrowing agreement by the Company Bank, any participation therein, and any guaranty, renewal or extension thereof (the "Company Loans") reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of the Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally or equitable principles or doctrines.

          (b)   All Company Loans originated or purchased by the Company Bank were made or purchased in accordance with the policies of the board of directors of the Company Bank and in the Ordinary Course of Business of the Company Bank. The Company Bank's interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Company Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Company Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

          (c)   Schedule 3.10(c) lists, as of December 31, 2016, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Company Bank has discontinued the accrual of interest; (ii) that has been classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by the Company Bank; (iii) that has been listed on any "watch list" or similar internal report of the Company Bank; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Company Bank has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Company Bank or an entity controlled by an executive officer or director.

          (d)   The Company Bank's allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Company Bank's continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Company Bank's internal policies, and, in the reasonable judgment of the Company Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.

          (e)   To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Company Bank's allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

        Section 3.11    Taxes.

          (a)   The Company and each of its Subsidiaries have duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries have paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by the Company and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

          (b)   There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Regulatory Authority. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company's or its Subsidiaries' assets. Neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

          (c)   The Company and each of its Subsidiaries have made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material Taxes owed by the Company and its Subsidiaries with respect to the last three (3) fiscal years.

          (d)   To the Knowledge of the Company, the Company and each of its Subsidiaries have not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a "reportable transaction" or a "listed transaction" or (ii) a "significant purpose of which is the avoidance or evasion of United States federal income tax" within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the United States Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

        Section 3.12    Employee Benefits.

          (a)   Schedule 3.12(a) includes a complete and correct list of each Company Benefit Plan. The Company has made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company's current employee policy manual, (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related plan descriptions and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years' annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iv) other material ancillary documents including the following documents related to each Company Benefit Plan:

              (i)  all material contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

             (ii)  all notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the date of this Agreement;

            (iii)  all notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the date of this Agreement; and

            (iv)  with respect to any equity-based compensation plan or arrangement (including the Company Stock Plans or any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (A) a complete and correct list of recipients of outstanding awards as of the date hereof, (B) the number of outstanding awards held by each recipient as of the date hereof and (C) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

          (b)   Except as set forth on Schedule 3.12(b), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement. No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

          (c)   Except as set forth in Schedule 3.12(c), neither the Company nor any of Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to: (i) any "multiemployer plan" (as defined in Section 3(37) of ERISA); (ii) any "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA); or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a "multiple employer plan" (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified "defined benefit plan" (as defined in Section 3(35) of ERISA). No Company Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

          (d)   Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Company's Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

          (e)   Each Company Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

          (f)    Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Company's Knowledge, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

          (g)   No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Company's Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

          (h)   All accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan: (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements; and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

          (i)    There are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

          (j)    No condition exists as a result of which the Company or any Subsidiary would have any liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan.

          (k)   Neither the Company nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Company Benefit Plans.

        Section 3.13    Compliance with Legal Requirements.    The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2014, has been, in compliance with each material Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received, at any time since April 15, 2015, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

        Section 3.14    Legal Proceedings; Orders.

          (a)   Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Contemplated Transactions, would apply to the Surviving Company or any of its affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted.

          (b)   Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since April 15, 2015, none of the foregoing has been threatened by any Regulatory Authority.

        Section 3.15    Absence of Certain Changes and Events.    Except as listed in Schedule 3.15, since December 31, 2015, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 3.16    Material Contracts.    Except for Contracts evidencing Company Loans made by the Company Bank in the Ordinary Course of Business, Schedule 3.16 lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a "Company Material Contract") as of the date of this Agreement, true, complete and correct copies of each of which have been made available to Acquiror:

          (a)   all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of One Million Dollars ($1,000,000), exclusive of deposit agreements with customers of the Company Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank advances;

          (b)   each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of Two Hundred Fifty Thousand Dollars ($250,000) (other than Contracts for the sale of loans);

          (c)   each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of Two Hundred Fifty Thousand Dollars ($250,000);

          (d)   each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company or its Subsidiaries;

          (e)   each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than Two Hundred Fifty Thousand Dollars ($250,000));

          (f)    each material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

          (g)   each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

          (h)   each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

          (i)    each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its subsidiaries to engage in any line of business or to compete with any Person;

          (j)    each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of Two Hundred Fifty Thousand Dollars ($250,000);

          (k)   each current employment, consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;

          (l)    each Contract and Company Benefit Plan pursuant to which any Person is or would be entitled to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person's employment or position following such consummation) and the maximum amount of such payment;

          (m)  each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of One Hundred Thousand Dollars ($100,000);

          (n)   each Company Benefit Plan;

          (o)   each stockholder, stock purchase, voting trust or other similar Contract or arrangement, including any such Contract or arrangement granting voting, dividend, ownership, director appointment or designation, or indemnification rights to any holder of securities of the Company or any of its Subsidiaries, other than the Company Certificate of Incorporation and Company Bylaws (collectively, the "Company Stockholder Agreements"), and

          (p)   each amendment, supplement and modification in respect of any of the foregoing.

        Section 3.17    No Defaults.    Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company's Knowledge, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors' rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Schedule 3.10(c). Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since April 15, 2015, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

        Section 3.18    Insurance.    Schedule 3.18 lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers' blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material known claims thereunder have been filed in due and timely fashion. Schedule 3.18 lists and describes all claims that have been filed under such insurance policies and bonds within the past one (1) year prior to the date of this Agreement that individually or in the aggregate exceed One Hundred Thousand Dollars ($100,000) and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past one (1) year.

        Section 3.19    Compliance with Environmental Laws.    There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property. The Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations.

        Section 3.20    Transactions with Affiliates.    Since January 1, 2014, all transactions required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act have been disclosed in the Company SEC Reports. Neither the Company nor any of its Subsidiaries is party to any transaction, and no transaction, or series of related transactions, is currently proposed by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other Person, to which the Company or any of its Subsidiaries would be a participant, in each case in which any related person had or will have a direct or indirect interest.

        Section 3.21    Voting Requirements.    The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders' Meeting or any adjournment or postponement thereof to adopt this Agreement (the "Company Stockholder Approval") is the only vote of the holders of any class or series of capital stock or voting securities of, or other equity interests in, the Company necessary to adopt this Agreement.

        Section 3.22    State Takeover Statutes.    The Company Board has taken all actions such that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203 of the DGCL) shall not apply to this Agreement, the Bank Merger Agreement, the Voting Agreement or any of the Contemplated Transactions. No other state takeover statute or similar statute or regulation applies to this Agreement, the Bank Merger Agreement, the Voting Agreement or any of the Contemplated Transactions.

        Section 3.23    Opinion of Financial Advisor.    The Company has received the opinion of Sandler O'Neill + Partners, L.P. to the effect that, as of the date of such opinion, the Common Stock Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, other than any Excluded Shares and Dissenting Shares. The Company shall deliver an executed copy of such opinion to Acquiror promptly following receipt of such opinion in written form.

        Section 3.24    Brokerage Commissions.    Except for fees payable to Sandler O'Neill + Partners, L.P. pursuant to an engagement letter that has been Previously Disclosed, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

        Section 3.25    Approval Delays.    To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Company Bank's most recent CRA rating was "satisfactory" or better.

        Section 3.26    Labor Matters.

          (a)   There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work, overtime and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

          (b)   Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

        Section 3.27    Intellectual Property.    Each of the Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Company and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

        Section 3.28    Investments.

          (a)   Schedule 3.28(a) includes a complete and correct list and description as of December 31, 2016, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Company Bank, in a fiduciary or agency capacity (the "Company Investment Securities"); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Company Bank. The Company Investment Securities are valued on the books of the Company and the Company Bank in accordance with GAAP.

          (b)   Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as "held to maturity," none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

          (c)   None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

          (d)   All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, have been made available to Acquiror and were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

        Section 3.29    No Other Representations or Warranties

          (a)   Except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly set forth herein neither the Company nor any other Person makes or has made any representation or warranty to Acquiror or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to Acquiror or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

          (b)   The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

 Article 4

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

        Except as Previously Disclosed, Acquiror and Merger Sub hereby represent and warrant to the Company as follows:

        Section 4.1    Organization.    Each of Acquiror and Merger Sub: (a) is a corporation or limited liability company duly organized or formed, as applicable, and validly existing and in good standing under the laws of its state of organization of formation, and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror; and (b) has full corporate and limited liability company power and authority to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Acquiror is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended, and has full corporate or limited liability company power and authority to operate as a bank holding company. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no subsidiary other than Merger Sub and the subsidiaries listed on Exhibit 21 to Acquiror's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016.

        Section 4.2    Acquiror Subsidiary Organizations.    Acquiror Bank is an Illinois state chartered bank duly organized, validly existing and in good standing under the laws of the State of Illinois and is a member of the Federal Reserve System. Each Acquiror Subsidiary is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full corporate or similar power and authority to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. Acquiror has delivered or made available to the Company copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of Acquiror and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

        Section 4.3    Authorization; Enforceability.    Each of Acquiror and Merger Sub has the requisite corporate or limited liability company power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board and the board of directors of Merger Sub. The Acquiror Board and the board of directors of Merger Sub have each determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of its respective shareholders, and that this Agreement and transactions contemplated hereby are in the best interests of its respective shareholders. To the extent required by NASDAQ Rules, the Acquiror Board has directed the Acquiror Stock Issuance be submitted to Acquiror's shareholders for consideration at a duly held meeting of such shareholders and has resolved to recommend that Acquiror's shareholders vote in favor of the Acquiror Stock Issuance. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Acquiror Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors' rights generally and subject to general principles of equity.

        Section 4.4    No Conflict.    Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Acquiror Shareholder Approval, as necessary, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Illinois State Department of Financial and Professional Regulation, Division of Banking and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Joint Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of certificates of designation for the Acquiror Series G Preferred Stock and Acquiror Series H Preferred Stock with the Secretary of State of the State of Illinois, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; and (vi) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Acquiror Common Stock and Acquiror Preferred Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

        Section 4.5    Acquiror Capitalization.

          (a)   The authorized capital stock of Acquiror currently consists exclusively of: (i) 35,000,000 shares of Acquiror Common Stock, of which 15,517,769 shares were issued and outstanding as of January 25, 2017 (the "Acquiror Capitalization Date"); and (ii) 4,000,000 shares of Acquiror's preferred stock, par value $2.00 per share (the "Acquiror Preferred Stock"), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Common Stock have been validly issued and are fully paid and nonassessable, and none of such shares were issued in violation of, or without compliance with, any preemptive rights.

          (b)   As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 1,403,831 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; (ii) 831,518 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans; and (iii) 125,000 shares of Acquiror Common Stock reserved for issuance pursuant to an outstanding warrant. As of the date of this Agreement, except as set forth in Section 4.5(a) and this Section 4.5(b), no shares of Acquiror Capital Stock or options, warrants or other securities convertible into or exercisable or exchangeable for shares of Acquiror Capital Stock are issued, reserved for issuance or outstanding (other than shares of Acquiror Common Stock issuable upon exercise or vesting of Acquiror Equity Awards outstanding as of the Acquiror Capitalization Date).

          (c)   Other than awards under Acquiror Stock Plans that are outstanding as of the date of this Agreement, no equity-based awards were outstanding as of the Acquiror Capitalization Date. Since the Acquiror Capitalization Date through the date hereof, Acquiror has not: (i) issued or repurchased any shares of Acquiror Common Stock or Acquiror Preferred Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Common Stock, Acquiror Preferred Stock or any other equity-based awards. From the Acquiror Capitalization Date through the date of this Agreement, neither Acquiror nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of Acquiror or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Acquiror Stock Plan.

          (d)   None of the shares of Acquiror Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Acquiror Equity Awards, as Previously Disclosed and as disclosed herein, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries. Except as permitted by this Agreement, since the Acquiror Capitalization Date, no shares of Acquiror Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Acquiror or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of Acquiror or any of its Subsidiaries have been declared, set aside, made or paid to the shareholders of Acquiror.

        Section 4.6    Acquiror Subsidiary Capitalization.    Except as disclosed in the Acquiror SEC Reports, as of the date hereof all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

        Section 4.7    Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

          (a)   Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

          (b)   The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the "Acquiror Financial Statements") are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. The Acquiror Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Acquiror Financial Statements misleading in any material respect as of the respective dates thereof and for the periods referred to therein. As of the date hereof, KPMG LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

          (c)   Acquiror is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. Acquiror maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed by Acquiror in reports that Acquiror is required to file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Acquiror's management to allow timely decisions regarding required disclosures. As of December 31, 2016, to the Knowledge of Acquiror, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

          (d)   Acquiror and its consolidated Subsidiaries have established and maintained a system of Internal Control Over Financial Reporting. Acquiror's certifying officers have evaluated the effectiveness of Acquiror's Internal Control Over Financial Reporting as of the end of the period covered by the most recently filed quarterly report on Form 10-Q of Acquiror under the Exchange

  Act (the "Acquiror Evaluation Date"). Acquiror presented in such quarterly report the conclusions of the certifying officers about the effectiveness of Acquiror's Internal Control Over Financial Reporting based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror's Internal Control Over Financial Reporting that have materially affected, or are reasonably likely to materially affect, Acquiror's Internal Control Over Financial Reporting. Acquiror has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (e)   Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2015, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

          (f)    To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2015 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. §303.2(r).

          (g)   Acquiror's securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the NASDAQ Global Select Market. Acquiror satisfies all of the quantitative maintenance criteria of the NASDAQ Global Select Market.

        Section 4.8    Books and Records.    The books of account, minute books, stock record books and other records of Acquiror and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Acquiror's business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of Acquiror and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

        Section 4.9    Loans; Loan Loss Reserve.

          (a)   Acquiror Bank's allowance for loan and lease losses reflected in the Acquiror Financial Statements (including footnotes thereto) was determined on the basis of Acquiror Bank's continuing review and evaluation of the portfolio of Acquiror Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with Acquiror Bank's internal policies, and, in the reasonable judgment of Acquiror Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Acquiror Loans previously charged-off, on outstanding Acquiror Loans.

          (b)   To the Knowledge of Acquiror: (i) none of the Acquiror Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of Acquiror Bank's allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

        Section 4.10    Taxes.

          (a)   Acquiror and each of its Subsidiaries have duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries have paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Acquiror and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

          (b)   There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror and each of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened by any Regulatory Authority. Neither Acquiror nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of Acquiror's or its Subsidiaries' assets. Neither Acquiror nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

          (c)   Acquiror and each of its Subsidiaries have delivered or made available to the Company true, correct and complete copies of all Tax Returns relating to income taxes and franchise taxes owed by Acquiror and its Subsidiaries with respect to the last three (3) fiscal years.

          (d)   To the Knowledge of Acquiror, Acquiror and each of its Subsidiaries have not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a "reportable transaction" or a "listed transaction" or (ii) a "significant purpose of which is the avoidance or evasion of United States federal income tax" within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the United States Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

          (e)   Neither Acquiror nor any of its controlled Affiliates has any current plan or intention to make an election pursuant to Section 301.7701-3 of the Treasury Regulations with respect to Merger Sub.

        Section 4.11    Compliance with Legal Requirements.    Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2015, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2015, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

        Section 4.12    Legal Proceedings; Orders.

          (a)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

          (b)   Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, none of the foregoing has been threatened by any Regulatory Authority.

        Section 4.13    Absence of Certain Changes and Events.    Since December 31, 2015, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

        Section 4.14    Compliance with Environmental Laws.    There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving Acquiror or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of Acquiror, threatened, nor to the Knowledge of Acquiror, is there any factual basis for any of the foregoing, as a result of any asserted failure of Acquiror or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of Acquiror or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries is the owner of any interest in real estate on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on Acquiror. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, Acquiror and each Subsidiary of Acquiror has complied in all material respects with all Environmental Laws applicable to it and its business operations.

        Section 4.15    Brokerage Commissions.    Except for fees payable to Stephens Inc. by Acquiror pursuant to an engagement letter that has been Previously Disclosed, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

        Section 4.16    Approval Delays.    To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. Acquiror Bank's most recent CRA rating was "satisfactory" or better.

        Section 4.17    Financial Capability.    Acquiror has, and will have prior to the Effective Time, sufficient funds to pay the aggregate cash consideration payable pursuant to Section 2.1 and Section 2.5, and to perform its other obligations contemplated by this Agreement.

        Section 4.18    No Other Representations or Warranties.

          (a)   Except for the representations and warranties made by Acquiror and Merger Sub in this Article 4, neither Acquiror, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly set forth herein neither Acquiror, Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquiror, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Acquiror and Merger Sub in this Article 4, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Acquiror and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

          (b)   Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

Article 5

COVENANTS OF THE COMPANY

        Section 5.1    Access and Investigation.

          (a)   Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be necessary for the purpose of determining the Company's continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys' responses to auditors' requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company's reasonable judgment: (i) would be prohibited by any applicable Legal Requirement;

  (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

          (b)   From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not generally available on the SEC's EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

          (c)   The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company's outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8).

          (d)   All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Mutual Confidentiality and Non-Disclosure Agreement dated as of November 14, 2016, between Acquiror and the Company (the "Confidentiality Agreement").

        Section 5.2    Operation of the Company and Company Subsidiaries.

          (a)   Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

          (b)   Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this

  Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

              (i)  (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Capital Stock or any security convertible into Company Capital Stock (other than issuances of shares of Company Capital Stock upon the exercise of any Company Stock Option granted pursuant to the Company Benefit Plans prior to the date of this Agreement); (B) permit any additional shares of Company Capital Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Capital Stock;

             (ii)  (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, and dividends required to be paid on the Series B Preferred Stock and, to the extent consistent with past practice, dividends payable on the Series D Preferred Stock, in each case with respect to completed dividend periods ending on or after the date hereof); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock (other than repurchases of shares of Company Common Stock in the Ordinary Course of Business to satisfy obligations under Company Benefit Plans);

            (iii)  amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;

            (iv)  enter into loan transactions not in accordance with, or consistent with, past practices of the Company Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm's-length transactions;

             (v)  (A) enter into any new credit or new lending relationships that would require an exception to the Company Bank's formal loan policy as in effect as of the date of this Agreement or that are not in strict compliance with the provisions of such loan policy; or (B) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a "Borrowing Affiliate") if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

            (vi)  maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);

           (vii)  fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

          (viii)  sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business (B) of financial assets or investments for fair value, or (C) of obsolete or unused equipment, fixtures or assets, and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

            (ix)  acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

             (x)  amend the Company Certificate of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

            (xi)  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

           (xii)  except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the "Company Employees"), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount, and that have been disclosed to Acquiror; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

          (xiii)  incur or guarantee any indebtedness for borrowed money other than in the Ordinary Course of Business;

          (xiv)  enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

           (xv)  settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of One Hundred Thousand Dollars ($100,000) and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

          (xvi)  make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

         (xvii)  make or change any material Tax elections, change or consent to any change in it or its Subsidiaries' method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return;

        (xviii)  hire any employee with an annual salary in excess of One Hundred Thousand Dollars ($100,000); or

          (xix)  agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2(b).

          (c)   For purposes of Section 5.2(b)(v), Aquiror's consent shall be deemed to have been given if the Company has made a written request to Leon J. Holschbach for permission to take any action otherwise prohibited by Section 5.2(b)(v) and has provided Acquiror with information sufficient, in Acquiror's sole discretion, for Acquiror to make an informed decision with respect to such request, and Acquiror has failed to respond to such request within ten (10) Business Days after Aquiror's receipt of such request.

        Section 5.3    Notice of Changes.    The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company's representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8.

        Section 5.4    Stockholders' Meeting.    Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable, and in any event within thirty (30) days, after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the DGCL, Company Certificate of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders' Meeting") for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the DGCL, including by recommending that its stockholders vote to adopt this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) Company Board's recommendation to the Company's stockholders that the Company's stockholders vote in favor of the adoption of this Agreement (a "Company Adverse Recommendation"). However, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its stockholders would result in a violation of its fiduciary duties under applicable

Legal Requirements, then the Company Board may make a Company Adverse Recommendation or publicly propose or resolve to make a Company Adverse Recommendation.

        Section 5.5    Information Provided to Acquiror.    The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror in connection with the preparation of, or that is included in, the Registration Statement or Joint Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders' Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Joint Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Joint Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

        Section 5.6    Operating Functions.    The Company and the Company Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Company Bank and Acquiror Bank, and in preparing for the consolidation of the banks' appropriate operating functions to be effective on the Effective Date or such later date as the parties may mutually agree.

        Section 5.7    Company Benefit Plans.

          (a)   Prior to the Effective Time, the Company will take all appropriate action in accordance with Treasury regulations Section 1.409A-3(j)(4)(ix)(B) to terminate and liquidate, in cash only, the Centrue Financial Corporation Non-Employee Directors' Deferred Compensation Plan ("Director Deferred Plan"), the Centrue Financial Corporation Executive Deferred Compensation Plan ("Executive Deferred Plan") and any other deferred compensation plan that would be aggregated with either such plan pursuant to Treasury regulations Section 1.409A-1(c)(2); provided, however, that no action taken by the Company with respect to the termination of the Director Deferred Plan or the Executive Deferred Plan shall be required to be irrevocable until one day prior to the Closing Date.

          (b)   At the request of Acquiror, the Company will take all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan; provided, however, that no action taken by the Company with respect to the termination of any Company Benefit Plan shall be required to be irrevocable until one day prior to the Closing Date.

          (c)   Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including any severance agreements, retention or stay bonus programs, or other similar arrangements, consistent with GAAP.

        Section 5.8    Acquisition Proposals.

          (a)   The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within forty-eight (48) hours advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.

          (b)   The Company agrees that it will not, and will cause its respective Subsidiaries and Affiliates, and its and their respective officers, directors, agents and advisors not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); provided that, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement and prior to receipt of the Company Stockholder Approval, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors' fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations regarding such Acquisition Proposal; and (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Acquisition Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this Section 5.8 unless and until (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of such determination by the Company Board and, during such five (5) Business-Day period, Acquiror and the Company cooperate with one another with the intent of enabling them to engage in good faith negotiations so that the Contemplated Transactions may be effected, and (y) at the end of such five (5) Business-Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisors, to believe that a Superior Proposal continues to exist.

          (c)   Nothing contained in this Agreement shall prevent the Company or the Company Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

        Section 5.9    Termination of Company Stockholder Agreements.    The Company shall, within ten (10) Business Days after the date hereof, terminate each Company Stockholder Agreement pursuant to one or more written agreements in form and substance satisfactory to Acquiror in its sole discretion, copies of which shall be promptly delivered to Acquiror.

Article 6

COVENANTS OF ACQUIROR AND MERGER SUB

        Section 6.1    Operation of Acquiror and Acquiror Subsidiaries.

          (a)   Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; and (ii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

          (b)   Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror will not, and will cause each of its Subsidiaries not to:

              (i)  (A) enter into any agreement with respect to, or consummate, any merger or business combination, or any acquisition of any other Person or (B) make any loan, advance or capital contribution to, or investment in, any Person, in each case that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

             (ii)  amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of the Company; or

            (iii)  agree to take, make any commitment to take, or adopt any resolutions of Acquiror Board in support of, any of the actions prohibited by this Section 6.2.

        Section 6.2    Acquiror Shareholders' Meeting.    Subject to the other provisions of this Agreement, Acquiror shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with NASDAQ Rule 5635(a), the Acquiror Articles of Incorporation and the Acquiror Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the "Acquiror Shareholders' Meeting") for the purpose of obtaining the Acquiror Shareholder Approval. Acquiror and the Acquiror Board will use their reasonable best efforts to obtain from its stockholders the votes in favor of the Acquiror Stock Issuance if required by NASDAQ Rule 5635(a), including by recommending that its stockholders vote in favor of the Acquiror Stock Issuance, and Acquiror and the Acquiror Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) such recommendation to Acquiror's shareholders.

        Section 6.3    Information Provided to the Company.    Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is included in the Registration Statement or Joint Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Acquiror Shareholders' Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Joint Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Joint Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

        Section 6.4    Operating Functions.    Acquiror and Acquiror Bank shall cooperate with the Company and the Company Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Company Bank and Acquiror Bank, and in preparing for the consolidation of the banks' appropriate operating functions to be effective on the Effective Date or such later date as the parties may mutually agree.

        Section 6.5    Indemnification.

          (a)   From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless each current or former director, officer or employee of the Company or any of its Subsidiaries or fiduciary of the Company or any of its Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, trustee or employee of another Person (each, an "Indemnified Party"), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time, in each case to the extent such indemnification is required by the Company's or such Subsidiary's certificate of incorporation, bylaws or similar organizational documents, in each case as made available to Acquiror. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

          (b)   For a period of six (6) years after the Effective Time or, if such term coverage is not available, such other lesser maximum period of coverage available, Acquiror shall maintain in effect the Company's current directors' and officers' liability insurance covering each Person currently covered by the Company's primary directors' and officers' liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event shall Acquiror be required to expend in the aggregate an amount in excess of two hundred percent (200%) of the amount of the aggregate annual premium paid by the Company for the current policy term for such policy (the "Premium Cap") and, if Acquiror is unable to maintain such policy (or substitute policy) as a result of this proviso, Acquiror shall obtain as much comparable insurance as is available and for as long a period of time as is available following the Effective Time by payment of such amount; provided further, that: (i) Acquiror may substitute therefor "tail" policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than such existing primary policy as of the date hereof, or, if such policies are not available for an amount less than or equal to the Premium Cap, "tail" policies containing as favorable terms to such directors and officers, including coverage and amount, as are available and for as long a period of time as is available by payment of such amount; or (ii) the Company may substitute therefor such extended reporting period coverage under the Company's existing primary policy (to be effective as of the Effective Time), provided that, in the case of this clause (ii), the aggregate premium for such extended reporting period does not exceed the Premium Cap.

          (c)   If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.6.

          (d)   The provisions of this Section 6.6 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

        Section 6.6    Authorization and Reservation of Acquiror Common Stock and Acquiror Preferred Stock.    The Acquiror Board shall authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement, and shall authorize, create and reserve the maximum number of shares of Acquiror Series G Preferred Stock and Acquiror Series H Preferred Stock to be issued pursuant to this Agreement.

        Section 6.7    Stock Exchange Listing.    Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the NASDAQ Global Select Market prior to the Closing Date.

        Section 6.8    Assumption of Debt Instruments.    Acquiror agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company's outstanding debt, subordinated debentures, guarantees, securities, and other agreements to the extent required by the terms of such debt, subordinated debentures, guarantees, securities, and other agreements.

Article 7

COVENANTS OF ALL PARTIES

        Section 7.1    Regulatory Approvals.    Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible prepare, but in no event later than forty-five (45) days following the date hereof, file, effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions.

        Section 7.2    SEC Registration.    As soon as practicable following the date of this Agreement, but in no event more than thirty (30) days after the later of the filing of Acquiror's and the Company's respective Annual Report on Form 10-K for the year ended December 31, 2016, the Company and Acquiror shall prepare and file with the SEC the Joint Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Joint Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company's stockholders, and Acquiror will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to

Acquiror's shareholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Capital Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and the Company will advise Acquiror, promptly after it receives notice thereof, of any request by the SEC to amend the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Joint Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company's stockholders and to Acquiror's shareholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any application foreign or state securities or "blue sky" Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock and Acquiror Preferred Stock as consideration hereunder.

        Section 7.3    Publicity.    Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the NASDAQ Rules.

        Section 7.4    Reasonable Best Efforts; Cooperation.    Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable

Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

        Section 7.5    Tax Free Reorganization.

          (a)   The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Prior to the earlier of (i) forty-five (45) days following the Effective Time and (ii) January 15 of the calendar year following the Effective Time, the Surviving Company shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code. Neither Acquiror nor any of its Affiliates will make an election pursuant to Section 301.7701-3 of the Treasury Regulations with respect to Merger Sub effective on or prior to the Effective Time.

          (b)   As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.7, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the "IRS Guidelines), to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Section 8.8 and Section 9.7, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.7. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

          (c)   As of the date hereof, Acquiror does not know of any reason: (i) why it would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Section 8.8 and Section 9.7, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Section 8.8 and Section 9.7, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

        Section 7.6    Transaction Structure.    Acquiror may at any time change the method of effecting the Merger or the Bank Merger if and to the extent requested by Acquiror, and the Company agrees to enter into such amendments to this Agreement as Acquiror may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment: (a) alters or changes the amount or kind of the Common Stock Merger Consideration, Series B Merger Consideration or Series D Merger Consideration; (b) adversely affects the Tax treatment of the Merger with respect to the Company's stockholders; (c) is reasonably likely to cause the Closing to be delayed or the receipt of the Requisite Regulatory Approvals to be prevented or delayed, in each case beyond the Termination Date; or (d) requires submission to or approval of the Company's stockholders after the Merger has been approved by the Company's stockholders.

        Section 7.7    Takeover Statutes.    No party shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Bank Merger Agreement, the Voting Agreement or any of the Contemplated Transactions, and each party shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger, the Bank Merger and the other Contemplated Transactions from any applicable Takeover Statute now or hereafter in effect. If any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

        Section 7.8    Employees and Employee Benefits.

          (a)   All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing ("Covered Employees") shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee's continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

          (b)   For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the "New Plans"), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

          (c)   In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the "Old

  Plans"); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

          (d)   The Company and its Subsidiaries shall take all actions necessary to terminate the Company's severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.8, following the Effective Time, Acquiror or Acquiror's Subsidiary will cause any eligible Company employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Schedule 7.8(d). Notwithstanding the foregoing, no Company employee eligible to receive severance benefits under an employment, change in control, severance or other agreement shall be entitled to participate in the severance policy described in this Section 7.8(d) or to otherwise receive severance benefits. Any Company employee who waives and relinquishes his or her right to a change in control payment will be eligible for a severance payment as provided in this Section 7.8(d).

          (e)   Any Company employee who is eligible to receive severance benefits or other payment triggered by any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement (a "CIC Payment") shall not receive any severance benefits as provided in Section 7.8(d) but will receive the CIC Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing Date, the Company shall, with Acquiror's prior written consent, which shall not be unreasonably withheld, conditioned or delayed, take all steps necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate "Total Payments"), would constitute an "excess parachute payment" within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment will be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

        Section 7.9    Section 16 Matters.    Prior to the Effective Time, the parties will each take such steps as may be necessary or appropriate to cause (a) any disposition of shares of Company Capital Stock or conversion of any derivative securities in respect of shares of Company Capital Stock in connection with the consummation of the Contemplated Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Acquiror Common Stock from Acquiror by virtue of the Merger and the other transactions contemplated by this Agreement, by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 7.10    Stockholder Litigation.    Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transactions.

 Article 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR AND MERGER SUB

        The obligations of Acquiror and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

        Section 8.1    Accuracy of Representations and Warranties.    Each of the representations and warranties of the Company: (i) set forth in Section 3.3, Section 3.5(a) and Section 3.5(b) shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect; (ii) set forth in Section 3.21, Section 3.22 and Section 3.24 shall be true and correct in all material respects; and (iii) set forth in this Agreement (other than those referred to in clauses (i) and (ii)), disregarding any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct in all respects, except where any such failures to be so true and correct individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the Company, in each of the foregoing clauses (i), (ii) and (iii), as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such earlier date. Acquiror shall have received a certificate signed by the chief executive officer and chief financial officer of the Company, dated the Closing Date, to the foregoing effect.

        Section 8.2    Performance by the Company.    The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date. Acquiror shall have received a certificate signed by the chief executive officer and chief financial officer of the Company, dated the Closing Date, to the foregoing effect.

        Section 8.3    Shareholder Approvals.    Each of the Company Stockholder Approval and, if required, the Acquiror Shareholder Approval shall have been obtained. As of the Closing Date: no Persons shall have demanded appraisal for shares of Company Capital Stock in accordance with the DGCL and not subsequently withdrawn or otherwise lost the ability to become a Dissenting Stockholder, other than Persons holding not more than three percent (3.0%) individually (together with their Affiliates), or five percent (5.0%) in the aggregate, of the shares of Company Common Stock issued and outstanding as of the Closing Date.

        Section 8.4    No Proceedings, Injunctions or Restraints; Illegality.    Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on Acquiror and its Subsidiaries on a consolidated basis. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

        Section 8.5    Regulatory Approvals.    All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to materially restrict or burden Acquiror or its Subsidiaries measured on a consolidated basis.

        Section 8.6    Registration Statement.    The Registration Statement shall have been declared effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

        Section 8.7    Legal Opinion.    Acquiror shall have received a written opinion of Howard & Howard Attorneys PLLC, counsel to the Company, in the form set forth in Schedule 8.7, dated as of the Closing Date.

        Section 8.8    Tax Opinion.    Acquiror shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of the Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

        Section 8.9    Stock Exchange Listing.    Acquiror shall have filed with the NASDAQ Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the NASDAQ Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

        Section 8.10    No Material Adverse Effect.    From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Article 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

        The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

        Section 9.1    Accuracy of Representations and Warranties.    Each of the representations and warranties of Acquiror and Merger Sub: (i) set forth in Section 4.3, Section 4.5(a) and Section 4.5(b) shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect; and (ii) set forth in this Agreement (other than those referred to in clause (i)), disregarding any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct in all respects, except where any such failures to be so true and correct individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror, in each of the foregoing clauses (i) and (ii), as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such earlier date. The Company shall have received a certificate signed by the chief executive officer and chief financial officer of Acquiror, dated the Closing Date, to the foregoing effect.

        Section 9.2    Performance by Acquiror.    Acquiror and Merger Sub shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by them under the terms of this Agreement on or prior to the Closing Date. The Company shall have received a certificate signed by the chief executive officer and chief financial officer of Acquiror, dated the Closing Date, to the foregoing effect.

        Section 9.3    Shareholder Approvals.    Each of the Company Stockholder Approval and, if required, the Acquiror Shareholder Approval shall have been obtained.

        Section 9.4    No Injunctions or Restraints; Illegality.    Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

        Section 9.5    Regulatory Approvals.    All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Company Board to materially restrict or burden the Surviving Company.

        Section 9.6    Registration Statement.    The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

        Section 9.7    Tax Opinion.    The Company shall have received a written opinion of RSM US LLP, tax accountants to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of the Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

        Section 9.8    Stock Exchange Listing.    Acquiror shall have filed with the NASDAQ Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the NASDAQ Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

        Section 9.9    No Material Adverse Effect.    From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

Article 10

TERMINATION

        Section 10.1    Termination of Agreement.    This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Acquiror:

          (a)   by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

          (b)   by either Acquiror or the Company (provided, that the terminating party is not then in material breach of any of its representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company (except for breaches of Section 5.4 or 5.8, which are separately addressed in Section 10.1(f)), in the case of a termination by Acquiror, or Acquiror, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 8.1, Section 8.2, Section 9.1 or Section 9.2, as the case may be, and which is not cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the Company, in the case of a termination by Acquiror, or Acquiror, in the case of a termination by the Company, or by its nature or timing cannot be cured prior to such earlier date;

          (c)   by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority and with the consent of Acquiror and the Company; (iii) if the Company Stockholder Approval is not obtained at the Company Stockholders' Meeting; or (iv) if the Acquiror Shareholder Approval is not obtained at the Acquiror Shareholders' Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its covenants or agreements under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

          (d)   by Acquiror or the Company if the Effective Time shall not have occurred on or prior to October 31, 2017 or, if the Required Regulatory Approvals have not been obtained and all related waiting periods not expired or been terminated at least ten (10) Business Days prior to such date, December 31, 2017 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to any party to this Agreement whose failure to fulfill any of its covenants or agreements under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or prior to such date;

          (e)   by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

          (f)    by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;

          (g)   by the Company, prior to receipt of the Company Stockholder Approval, pursuant to Section 5.8;

          (h)   by Acquiror if the Company makes a Company Adverse Recommendation; or

          (i)    by the Company, if both of the following conditions are satisfied on the Determination Date, such termination to be effective on the tenth (10th) day following the Determination Date: (i) the Final Acquiror Market Value is less than Twenty-Nine Dollars and Two Cents ($29.02) and (ii) the number obtained by dividing the Final Acquiror Market Value by the Initial Acquiror Market Value shall be less than the number obtained by (A) dividing (x) the Final Index Price by

  (y) the Initial Index Price and (B) subtracting 0.175; subject, however, to the remainder of this Section 10.1(i). If the Company elects to exercise its termination right pursuant to this Section 10.1(i), it shall give written notice thereof to Acquiror within one (1) Business Day after the Determination Date. Acquiror shall then have the option, exercisable by notice to the Company on or prior to the fifth (5th) Business Day after Acquiror's receipt of such notice, to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of (A) the Initial Acquiror Market Value, (B) the Exchange Ratio (as then in effect), and (C) the Index Ratio minus 0.175, and the denominator of which is equal to the Final Acquiror Market Value; or (y) the quotient determined by dividing the Initial Acquiror Market Value by the Final Acquiror Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.825. If within such five (5) Business Day period, Acquiror delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 10.1(i), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). If Acquiror or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

        For purposes of this Agreement, the following terms shall have the following meanings:

          "Determination Date" means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

          "Final Acquiror Market Value" means the volume-weighted average closing price of a share of Acquiror Common Stock on the NASDAQ Global Select Market for the twenty (20) consecutive trading days ending on (and including) the Determination Date, using volume and closing price information as reported by Bloomberg Financial Markets, or any successor thereto (or, if not reported therein, in another authoritative source mutually selected by Acquiror and the Company).

          "Final Index Price" means the average of the daily closing value of the Index for the twenty (20) consecutive trading days immediately preceding the Determination Date.

          "Index" means the SNL Small Cap United States Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the SNL Small Cap United States Bank Index.

          "Index Ratio" means the Final Index Price divided by the Initial Index Price.

          "Initial Index Price" means 655.37.

          "Initial Acquiror Market Value" means Thirty-Five Dollars and Eighteen Cents ($35.18), adjusted as indicated in the last sentence of Section 10.1(i).

        Section 10.2    Effect of Termination or Abandonment.    Upon the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (i) the Confidentiality Agreement, Section 10.2, Section 10.3 and Article 11 shall survive such termination and abandonment; and (ii) no such termination shall relieve the breaching party from liability resulting from its fraud or any willful and material breach by that party of this Agreement.

        Section 10.3    Fees and Expenses.

          (a)   Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys' fees, accountants' fees and related expenses), shall be shared equally by Acquiror and the Company.

          (b)   If this Agreement is terminated by Acquiror pursuant to Section 10.1(b), then the Company shall pay to Acquiror, within ten (10) Business Days after such termination, the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) by wire transfer of immediately available funds to such account as Acquiror shall designate.

          (c)   If this Agreement is terminated by the Company pursuant to Section 10.1(b), then Acquiror shall pay to the Company, within ten (10) Business Days after such termination, the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) by wire transfer of immediately available funds to such account as the Company shall designate.

          (d)   If this Agreement is terminated by Acquiror pursuant to Section 10.1(f) or Section 10.1(h), or by the Company pursuant to Section 10.1(g), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the amount of Seven Million Five Hundred Thousand Dollars ($7,500,000) (the "Termination Fee") by wire transfer of immediately available funds to such account as Acquiror shall designate.

          (e)   If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to any stockholder party to the Voting Agreement or any Person shall have publicly announced (and not withdrawn at least ten (10) Business Days prior to the Company Stockholders' Meeting) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) or by either party pursuant to Section 10.1(c)(iii); and (B) within twelve (12) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to an Acquisition Proposal, the Company shall pay to Acquiror, within ten (10) Business Days after the execution of such definitive agreement, the Termination Fee (less the amount of funds, if any, previously paid by the Company to Acquiror pursuant to Section 10.3(b)) by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(n), except that references in that Section to "fifteen percent (15%)" shall be replaced by "fifty percent (50%)."

          (f)    If this Agreement is terminated by either party pursuant to Section 10.1(c)(iii) and any party to the Voting Agreement has materially breached the provisions thereof, then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate.

          (g)   All payments made pursuant to this Section 10.3 shall constitute liquidated damages and except as provided in Section 10.2(ii) in the case of fraud or willful and material breach of this Agreement, the receipt thereof shall be the sole and exclusive remedy of the receiving party against the party making such payment, its Affiliates and their respective directors, officers and stockholders for any claims arising out of or relating in any way to this Agreement or the transactions contemplated herein. Further, neither the Company nor Acquiror shall be required to pay the Termination Fee on more than one occasion.

 Article 11

MISCELLANEOUS

        Section 11.1    Survival.    Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

        Section 11.2    Governing Law; Venue; Waiver of Jury Trial.    All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to Contracts made and to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Illinois solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

        Section 11.3    Assignments, Successors and No Third Party Rights.    Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.5, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 11.4    Modification.    This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval and/or the Acquiror Shareholder Approval is obtained; provided, however, that after the Company Stockholder Approval and/or the Acquiror Shareholder Approval is obtained, there may not be, without further approval of the Company's stockholders and/or Acquiror's shareholders, respectively, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

        Section 11.5    Extension of Time; Waiver.    At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (x) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (y) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (z) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

        Section 11.6    Notices.    All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include facsimile communication) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service or sent by facsimile (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to Acquiror or Merger Sub, to:

  Midland States Bancorp, Inc.
  1201 Network Centre Drive
  Effingham, IL 62401
  Facsimile: (217) 342-9462
  Attention: Jeffrey G. Ludwig
                     Executive Vice President

  with copies, which shall not constitute notice, to:

  Barack Ferrazzano Kirschbaum & Nagelberg LLP
  200 W. Madison Street, Suite 3900
  Chicago, Illinois 60606
  Facsimile: (312) 984-3150
  Attention: Dennis R. Wendte

  If to the Company, to:

  Centrue Financial Corporation
  122 West Madison Street
  Ottawa, IL 61350
  Facsimile: (815) 431-2820
  Attention: Kurt R. Stevenson

  with copies, which shall not constitute notice, to:

  Howard & Howard Attorneys PLLC
  200 S. Michigan Ave. #1100
  Chicago, Illinois 60604
  Facsimile: (312) 939-5617
  Attention: Mark Ryerson

Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; and (c) if by facsimile, on the next Business Day.

        Section 11.7    Entire Agreement.    This Agreement, the Bank Merger Agreement and the Schedules and the Confidentiality Agreement constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

        Section 11.8    Severability.    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

        Section 11.9    Further Assurances.    The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

        Section 11.10    Counterparts.    This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile, PDF or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Article 12

DEFINITIONS

        Section 12.1    Definitions.    In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

          (a)   "Acquiror Articles of Incorporation" means the Articles of Incorporation of Acquiror.

          (b)   "Acquiror Benefit Plan" means any: (i) qualified or nonqualified "employee pension benefit plan" (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) "employee benefit plan" (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

          (c)   "Acquiror Board" means the board of directors of Acquiror.

          (d)   "Acquiror Bylaws" means the Bylaws of Acquiror.

          (e)   "Acquiror Capital Stock" means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

          (f)    "Acquiror Common Stock" means the common stock, par value $0.01 per share, of Acquiror.

          (g)   "Acquiror Equity Award" means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.

          (h)   "Acquiror ERISA Affiliate" means each "person" (as defined in Section 3(9) of ERISA) that is treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

          (i)    "Acquiror SEC Reports" means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since May 23, 2016.

          (j)    "Acquiror Share Trading Price" means the average of the volume-weighted average prices, rounded to four decimal points, of a share of Acquiror Common Stock on the NASDAQ Global Select Market for the ten (10) consecutive trading days ending on (and including) the fifth (5th) full trading day prior to the Effective Time, in each case as reported by Bloomberg Financial Markets, or any successor thereto, through its "Volume Weighted Average Price" function (or, if not reported therein, in another authoritative source mutually selected by Acquiror and the Company), subject to appropriate adjustments for any stock dividend, stock split or other similar transactions that occur during such period. If the volume-weighted average price cannot be calculated for Acquiror Common Stock on any such date, the volume-weighted average price for such date shall be the fair market value as mutually agreed upon by Acquiror and the Company.

          (k)   "Acquiror Shareholder Approval" means the approval of the Acquiror Stock Issuance, if required by applicable Legal Requirements or NASDAQ Rules, by the affirmative vote of holders of a majority of the outstanding shares of Acquiror Common Stock at the Acquiror Shareholders' Meeting or any adjournment or postponement thereof.

          (l)    "Acquiror Stock Issuance" means the issuance of the Acquiror Common Stock pursuant to this Agreement.

          (m)  "Acquiror Stock Plans" means collectively the following:

              (i)  Midland States Bancorp, Inc. Second Amended and Restated 2010 Long-Term Incentive Plan;

             (ii)  Midland States Bancorp, Inc. Omnibus Stock Ownership and Long Term Incentive Plan;

            (iii)  Third Amendment and Restatement Midland States Bancorp, Inc. 1999 Stock Option Plan; and

            (iv)  Amended and Restated Midland States Bancorp, Inc. Employee Stock Purchase Plan.

          (n)   "Acquisition Proposal" means a tender or exchange offer to acquire more than fifteen percent (15%) of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than fifteen percent (15%) of the voting power in, or more than fifteen percent (15%) of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

          (o)   "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

          (p)   "Business Day" means any day except Saturday, Sunday and any day on which banks in Effingham, Illinois, are authorized or required by law or other government action to close.

          (q)   "Common Stock Merger Consideration" means, with respect to any share of Company Common Stock, the applicable consideration payable in respect of such share pursuant to Section 2.1(a).

          (r)   "Company Certificate of Incorporation" means the Certificate of Incorporation of the Company.

          (s)   "Company Benefit Plan" means any: (i) qualified or nonqualified "employee pension benefit plan" (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) "employee benefit plan" (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof.

          (t)    "Company Board" means the board of directors of the Company.

          (u)   "Company Bylaws" means the Amended and Restated Bylaws of the Company.

          (v)   "Company Capital Stock" means the Company Common Stock and the Company Preferred Stock, collectively.

          (w)  "Company Equity Award" means any outstanding Company Stock Option, restricted stock unit, performance unit, stock appreciation right, restricted stock award, or other equity award granted under a Company Stock Plan.

          (x)   "Company ERISA Affiliate" means each "person" (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

          (y)   "Company SEC Reports" means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by the Company with the SEC under the Securities Act, the Exchange Act, or the rules and regulations of the SEC thereunder, since April 15, 2015.

          (z)   "Company Stock Plans" means collectively the following:

              (i)  Centrue Financial Corporation 2015 Stock Compensation Plan; and

             (ii)  Centrue Financial Corporation Amended and Restated 2003 Stock Option Plan.

          (aa) "Contemplated Transactions" means all of the transactions contemplated by this Agreement, the Bank Merger Agreement and the Voting Agreement, including: (i) the Merger, (ii) the Bank Merger and (iii) the performance by all parties of their respective covenants and obligations under this Agreement, the Bank Merger Agreement and the Voting Agreement.

          (bb) "Contract" means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

          (cc) "Control," "Controlling" or "Controlled" when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

          (dd) "CRA" means the Community Reinvestment Act.

          (ee) "Deposit Insurance Fund" means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution's assets.

          (ff)  "Derivative Transactions" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

          (gg) "DGCL" means the General Corporation Law of the State of Delaware.

          (hh) "DLLCA" means the Limited Liability Company Act of the State of Delaware.

          (ii)   "DOL" means the United States Department of Labor.

          (jj)   "Environment" means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

          (kk) "Environmental Laws" means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

          (ll)   "ERISA" means the Employee Retirement Income Security Act of 1974.

          (mm)  "Exchange Act" means the Securities Exchange Act of 1934.

          (nn) "Excluded Shares" means any shares of Company Common Stock, Series B Preferred Stock or Series D Preferred Stock owned by the Company, Acquiror or Merger Sub, in each case other than shares held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted.

          (oo) "FDIC" means the Federal Deposit Insurance Corporation.

          (pp) "Federal Reserve" means the Board of Governors of the Federal Reserve System.

          (qq) "GAAP" means generally accepted accounting principles in the United States, consistently applied.

          (rr)  "Hazardous Materials" means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

          (ss)  "Intangible Assets" means any asset that is considered an intangible asset under GAAP, including any goodwill and any other identifiable intangible assets recorded in accordance with GAAP, but excluding any mortgage servicing assets recorded as an intangible asset.

          (tt)  "IRS" means the United States Internal Revenue Service.

          (uu) "Joint Proxy Statement" means a Joint Proxy Statement prepared by Acquiror and the Company for use in connection with the Company Stockholders' Meeting and the Acquiror Shareholders' Meeting.

          (vv) "Knowledge" means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company, as the context requires.

          (ww)  "Legal Requirement" means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

          (xx) "Material Adverse Effect" as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence, individually or in the aggregate: (i) is or would reasonably be expected to be materially adverse to the business, prospects, financial condition, assets, liabilities or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided that, in the case of clause (i), in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; and (F) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

          (yy) "NASDAQ Rules" means the listing rules of the NASDAQ Global Select Market.

          (zz) "Order" means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

          (aaa)  "Ordinary Course of Business" shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

          (bbb)  "OREO" means real estate owned by a Person and designated as "other real estate owned."

          (ccc)  "PBGC" means the United States Pension Benefit Guaranty Corporation.

          (ddd)  "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

          (eee)  "Proceeding" means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

          (fff) "Registration Statement" means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock and Acquiror Preferred Stock to be issued pursuant to this Agreement, which shall include the Joint Proxy Statement.

          (ggg)  "Regulatory Authority" means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

          (hhh)  "Representative" means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

          (iii)  "Requisite Regulatory Approvals" means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions.

          (jjj)  "SEC" means the Securities and Exchange Commission.

          (kkk)  "Securities Act" means the Securities Act of 1933.

          (lll)  "Subsidiary" with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.

          (mmm)  "Superior Proposal" means a bona fide written Acquisition Proposal (with all references to "fifteen percent (15%)" in the definition of Acquisition Proposal being treated as references to "fifty percent (50%)" for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (which shall be Sandler O'Neill + Partners, L.P. or any other nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

          (nnn)  "Tax" means any tax (including any income tax, franchise tax, capital gains tax, value-added tax, sales tax, excise tax, property tax, escheat tax, use tax, payroll tax, gift tax or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

          (ooo)  "Tax Return" means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

          (ppp)  "Transition Date" means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.

        Section 12.2    Principles of Construction.

          (a)   In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor's sole discretion; (ii) references to a statute shall refer to the statute, as amended from time to time, and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding"; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) "including" means "including, but not limited to"; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

          (b)   The schedules of the Company and Acquiror referred to in this Agreement (the "Company Disclosure Schedules" and the "Acquiror Disclosure Schedules", respectively, and collectively the "Schedules) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of this Agreement shall be deemed to qualify (A) such section, (B) any other section of this Agreement specifically referenced or cross-referenced and (C) other sections of this Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the text of such disclosure within the Disclosure Schedules that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement: (x) "Previously Disclosed" means, with respect to any representation, warranty or covenant of the Company, information disclosed by the Company as of the date hereof in the Company Disclosure Schedules (subject to the limitations set forth in clause (iii), above) and, with respect to any representation, warranty or covenant of Acquiror, information disclosed by Acquiror as of the date hereof in the Acquiror Disclosure Schedules (subject to the limitations set forth in clause (iii), above); and (y) "made available" means, with respect to any document of the Company, that (A) a true, complete and correct copy of such document is either filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2016, or (B) such document is referenced in the corresponding section of the Company Disclosure Schedule and accompanied by a reference to the location and name of such document in the Company's electronic data room, and that such referenced file included, as of two (2) Business Days prior to the date of this Agreement, a true, complete and correct of such document.

          (c)   All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

          (d)   With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

MIDLAND STATES BANCORP, INC.			CENTRUE FINANCIAL CORPORATION
By:	/s/ LEON J. HOLSCHBACH		By:	/s/ KURT R. STEVENSON
	Name:	Leon J. Holschbach		Name:	Kurt R. Stevenson
	Title:	Chief Executive Officer and President		Title:	President and Chief Executive Officer
SENTINEL ACQUISITION, LLC
By:	/s/ LEON J. HOLSCHBACH
	Name:	Leon J. Holschbach
	Title:	President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

FORM OF BANK MERGER AGREEMENT

        THIS BANK MERGER AGREEMENT (this "Agreement") is made as of [                        ], 2017, between MIDLAND STATES BANK, an Illinois chartered member bank with its main office located at 1201 Network Centre Drive, Effingham, County of Effingham, in the State of Illinois ("Midland," or where appropriate, the "Continuing Bank"), and CENTRUE BANK, an Illinois chartered member bank with its main office located at 201 East Main Street, Streator, County of La Salle, in the State of Illinois (the "Centrue").

RECITALS

        A.    As of September 30, 2016, Midland had capital stock outstanding of $400,000, divided into 200,000 shares of issued and outstanding common stock, $2.00 par value per share, surplus of approximately $275.6 million, retained earnings of approximately $91.4 million and accumulated other comprehensive income (including a market value adjustment for available-for-sale securities) of approximately $9.3 million.

        B.    As of September 30, 2016, Centrue had capital stock outstanding of $1.27 million, divided into 12,700 shares of issued and outstanding common stock, $100 par value per share, surplus of approximately $173.8 million, negative retained earnings of approximately $40.0 million and accumulated other comprehensive loss (including a market value adjustment for available-for-sale securities) of approximately $2.1 million.

        C.    Midland States Bancorp, Inc., an Illinois corporation with its main office in Effingham, Illinois ("Acquiror"), is the sole stockholder of Midland, and at the time of the merger of Centrue with and into, and under the charter of, Midland (the "Bank Merger"), will be the sole shareholder of Centrue.

        D.    Pursuant to that certain Agreement and Plan of Merger, dated as of January 26, 2017 (the "Holding Company Agreement"), by and between Acquiror, its wholly owned Delaware limited liability company subsidiary ("Merger Sub"), and Centrue Financial Corporation, a Delaware corporation with its main office in Streator, Illinois, and the sole stockholder of Centrue (the "Company"), the Company will be merged with and into Merger Sub (the "Holding Company Merger").

        E.    Following the effectiveness of the Holding Company Merger, Centrue is to be merged with and into Midland, with Midland as the surviving bank and a wholly owned subsidiary of Acquiror.

        F.     The Continuing Bank will have capital stock outstanding of $400,000, divided into 200,000 shares of issued and outstanding common stock, $2.00 par value per share, and the assets, liabilities, surplus and retained earnings set forth on the pro forma financial statement attached as SCHEDULE A.

        G.    Each of the boards of directors of Midland and Centrue has approved this Agreement and authorized its execution.

AGREEMENTS

        IN CONSIDERATION OF THE FOREGOING PREMISES, and the mutual covenants herein contained and for the purpose of prescribing the terms and conditions of the Bank Merger, the manner of carrying the same into effect, the treatment of Centrue's common stock and such other details and provisions as are deemed necessary or desirable, the parties hereby agree as follows:

Article 1
GENERAL

        Section 1.1    The Bank Merger.    Pursuant to the terms and conditions of this Agreement and the provisions of Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. §1828(c)), and Section 5/22 of Chapter 205 of the Illinois Compiled Statutes, Centrue shall be merged into, and under the charter of, Midland, and Midland shall be the Continuing Bank.

        Section 1.2    Effective Time.    The Bank Merger shall become effective at such time upon satisfaction of all requirements of law and the terms and conditions specified in this Agreement, including, among other conditions, receipt of the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Illinois Department of Financial and Professional Regulation (the "DFPR") and, if appropriate, approvals of other bank regulatory agencies. The time of such effectiveness is referred to in this Agreement as the "Effective Time."

        Section 1.3    Name, Offices, Charter and Bylaws of the Continuing Bank.

          (a)   The name of the Continuing Bank shall be "Midland States Bank" as a result of the Bank Merger;

          (b)   The principal office and place of business of Midland at 1201 Network Centre Drive, Effingham, Illinois 62401, shall be the established and authorized principal office and place of business of the Continuing Bank. The branch offices of Midland shall be operated as branches of the Continuing Bank, and the main and branch offices of Centrue shall be established and authorized as branch offices of the Continuing Bank; and

          (c)   The charter and bylaws, respectively, of Midland as in effect immediately prior to the Effective Time shall be the charter and bylaws of the Continuing Bank from and after the Effective Time, until amended in accordance with applicable law.

        Section 1.4    Board of Directors.    The Board of Directors of the Continuing Bank shall consist of those persons as set forth in EXHIBIT A attached hereto. Each director shall hold office from and after the time of his or her qualification as a director of the Continuing Bank and until his or her successor is elected and has qualified.

        Section 1.5    Senior Executive Officers.    The senior executive officers of the Continuing Bank shall consist of those persons as set forth in EXHIBIT B attached hereto, each to hold office in accordance with the bylaws of the Continuing Bank as in effect at and after the Effective Time.

Article 2
TREATMENT OF COMMON STOCK
AND CAPITALIZATION OF THE CONTINUING BANK

        Section 2.1    Treatment of Common Stock.    The treatment of the shares of common stock of each of Midland and Centrue shall be as follows:

          (a)   Each of the 12,600 shares of Centrue common stock, par value $100 per share, outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled as of the Effective Time.

          (b)   Each of the 200,000 shares of Midland common stock, par value $2.00 per share, outstanding immediately prior to the Effective Time shall remain outstanding and shall not be changed or affected in any way by the Bank Merger. After the Effective Time, each certificate representing such shares shall remain outstanding and shall represent the same number of shares of common stock of the Continuing Bank as it represented of Midland immediately prior to the Effective Time.

        Section 2.2    Capitalization of the Continuing Bank.    The Continuing Bank will have capital stock of $400,000, divided into 200,000 shares of common stock, par value of $2.00 per share. Accordingly, as of September 30, 2016, the capital accounts of the Continuing Bank would have been as set forth on the pro forma financial statement attached asSCHEDULE A.

2

ARTICLE 3
EFFECT OF THE BANK MERGER UPON CENTRUE AND MIDLAND

        Section 3.1    General.    Except as specifically set forth herein, at the Effective Time, the identity, existence, purposes, powers, objects, franchises, privileges, rights and immunities of Midland shall continue unaffected and unimpaired by the Bank Merger and the corporate franchise, existence and rights of Centrue shall be merged with and into the Continuing Bank. The separate existence and corporate organization of Centrue and Midland, except insofar as either may be continued by statute, shall cease at the Effective Time. The Continuing Bank shall at and after the Effective Time possess all of the rights, privileges, immunities, powers and franchises, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds, guardian, conservator, assignee, receiver, and in every other fiduciary capacity, in the same manner and to the same extent as was held or enjoyed by Centrue and Midland at the Effective Time.

        Section 3.2    Properties of the Continuing Bank.    At the Effective Time, all property, real, personal and mixed, and all debts due on whatever account and all other choses in action and all and every other interest, of or belonging to, or due to, Centrue and Midland, shall be taken and deemed to be transferred to and vested in the Continuing Bank without further act or deed, and the title to all real estate, or any interest therein, under the laws of Illinois or of any other state or of the United States, vested in Centrue and Midland shall vest in the Continuing Bank and shall not revert or be in any way impaired by reason of the Bank Merger. Centrue and Midland shall execute all such instruments of transfer, if any, as shall be necessary under the laws of the State of Illinois or of any other state or of the United States to vest all the right, title and interest of Centrue and Midland in and to its assets in the Continuing Bank.

        Section 3.3    Liabilities of the Continuing Bank.    The Continuing Bank at and after the Effective Time shall be responsible and liable for and assume all of the liabilities, deposits, contracts and obligations of Centrue and Midland in the same manner and to the same extent as if the Continuing Bank had itself incurred the same or contracted therefor, and any claim existing or action or proceeding pending by or against Centrue and Midland may be prosecuted to judgment as if the Bank Merger had not taken place, or the Continuing Bank may be substituted in place of Centrue and Midland. Neither the rights of creditors nor any liens upon the property of Centrue and Midland shall be impaired by reason of the Bank Merger, but such liens shall be limited to the property upon which they were liens immediately prior to the Effective Time.

Article 4
CONDITIONS

        Section 4.1    Conditions to Consummation.    This Agreement is subject to, and consummation of the Bank Merger herein provided for, is conditioned upon the fulfillment prior to the Effective Time of each of the following conditions:

          (a)   approval of this Agreement by the affirmative vote of all the holders of the outstanding shares of common stock of Midland and Centrue;

          (b)   consummation of the transactions contemplated by the Holding Company Agreement, including without limitation, the Holding Company Merger; and

          (c)   procurement of all other actions, consents, approvals or rulings, governmental or otherwise, and satisfaction of all other requirements of law (including, without limitation, the approval of the Federal Reserve and the DFPR) which are, or in the opinion of counsel for Midland or Centrue may be, necessary to permit or enable the Continuing Bank, upon and after the Bank Merger, to conduct all or any part of the business and activities of Midland or Centrue

3

  in the manner in which such business and activities were conducted by each of them prior to the Bank Merger.

Article 5
TERMINATION

        Notwithstanding anything herein to the contrary, this Agreement may be terminated by agreement of the parties and shall automatically terminate, without any action by either party hereto, immediately upon the termination of the Holding Company Agreement.

Article 6
MISCELLANEOUS

        Section 6.1    Expenses.    Whether or not the Bank Merger is approved, the parties to this Agreement shall pay expenses incurred by each of them, respectively, in connection with the transactions contemplated herein, and each of the parties shall pay their proportionate share of all examination expenses as may be incurred by the DFPR in connection with the Bank Merger.

        Section 6.2    Counterparts; Captions.    This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for convenience of reference only and shall not be deemed a part of this Agreement.

        Section 6.3    Amendment.    At any time before or after approval and adoption hereof by the respective shareholders of Midland and Centrue, this Agreement may be amended by agreement between Midland and Centrue.

        Section 6.4    Governing Law.    This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois, except as otherwise required.

4

        IN WITNESS WHEREOF, Midland and Centrue have caused this Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.

MIDLAND STATES BANK		CENTRUE BANK
By:		By:
	Name: Title:		Name: Title:

[SIGNATURE PAGE TO BANK M ERGER AGREEMENT]

SCHEDULE A

PRO FORMA FINANCIAL STATEMENT

MIDLAND STATES BANK

(dollars in thousands)

September 30, 2016
Total assets	$	[ ]
Total liabilities	$	[ ]
Equity capital:
Common stock	$	[ ]
Surplus		[ ]
Retained earnings		[ ]
Other comprehensive income		[ ]

Total equity capital	$	[ ]

EXHIBIT A

BOARD OF DIRECTORS OF CONTINUING BANK

John Schultz

Leon Holschbach

Jerry McDaniel

Dwight Miller

Richard Ramos

Robert Schultz

Thomas Shaw

Jeffrey Smith

EXHIBIT B

SENIOR EXECUTIVE OFFICERS OF CONTINUING BANK

NAME	TITLE
Leon Holschbach	Chief Executive Officer
Jeffrey Ludwig	President
Douglas Tucker	Senior Vice President and Corporate Counsel
Kevin Thompson	Chief Financial Officer
Jeff Mefford	Executive Vice President
Sharon Schaubert	Senior Vice President
James Stewart	Chief Risk Officer

QuickLinks

  Exhibit 2.1
  EXECUTION COPY
AGREEMENT AND PLAN OF MERGER BY AND AMONG MIDLAND STATES BANCORP, INC., SENTINEL ACQUISITION, LLC AND CENTRUE FINANCIAL CORPORATION DATED AS OF JANUARY 26, 2017
TABLE OF CONTENTS
INDEX OF DEFINED TERMS
AGREEMENT AND PLAN OF MERGER
RECITALS
AGREEMENTS
Article 1 THE MERGER; BANK MERGER
Article 2 CONVERSION OF SECURITIES IN THE MERGER
Article 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Article 4 REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB
Article 5 COVENANTS OF THE COMPANY
Article 6 COVENANTS OF ACQUIROR AND MERGER SUB
Article 7 COVENANTS OF ALL PARTIES
Article 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR AND MERGER SUB
Article 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY
Article 10 TERMINATION
Article 11 MISCELLANEOUS
Article 12 DEFINITIONS
EXHIBIT A FORM OF BANK MERGER AGREEMENT
RECITALS
AGREEMENTS
Article 1 GENERAL
Article 2 TREATMENT OF COMMON STOCK AND CAPITALIZATION OF THE CONTINUING BANK
ARTICLE 3 EFFECT OF THE BANK MERGER UPON CENTRUE AND MIDLAND
Article 4 CONDITIONS
Article 5 TERMINATION
Article 6 MISCELLANEOUS
SCHEDULE A PRO FORMA FINANCIAL STATEMENT MIDLAND STATES BANK (dollars in thousands)
EXHIBIT A BOARD OF DIRECTORS OF CONTINUING BANK
EXHIBIT B SENIOR EXECUTIVE OFFICERS OF CONTINUING BANK